Exhibit 99.6

Vodacom Group (Proprietary) Limited

Interim results for the

six months ended September 30, 2006
November 13, 2006

A CULTURE OF MOBILITY

Content

Leon Crouse
Chief Financial Officer

Financial review

Alan Knott-Craig
Chief Executive Officer

Operational highlights

Operational highlights

Alan Knott-Craig

Chief Executive Officer

Group highlights
For the six months ended September 30, 2006 vs.
the same period in the previous financial year

Total customers (SIM cards)

 25.8 million

34.7%

High gross connections: increase of 37.5% year on year to 7.3 million

Revenue

R19.5 billion

20.3%

Profit from operations

 R5.0 billion

17.5%

EBITDA

R6.6 billion

18.2%

Net profit after tax

R3.1 billion

30.4%

Interim dividend

 R2.5 billion

47.1%

Acquisitions

Increased interest in equity of Smartphone SP (Pty) Ltd and its subsidiaries from 51% to 70%, on August 30, 2006

Effective September 13, 2006, Vodacom Service Provider (Pty) Ltd
acquired the contract customer base of approximately 160
thousand from Smartcom (Pty) Ltd

An offer to increase the shareholding in Cointel VAS (Pty) Ltd from
51% to 70% was made and accepted, effective October 4, 2006

Total consideration for above transactions will amount to
approximately R543 million and will be paid during the quarter ended December 2006

South Africa
Customer market share 59%; revenue market share 54%
Population 47.4 million, penetration 72.2%

0.3% pts

14.2%

14.5%

Capex as a % of revenue

19.1%

R17,580 million

R14,764 million

Revenue

16.9%

R4,745 million

R4,060 million

Profit from operations

15.6%

R124

R147

ARPU

27.5%

4,883

3,829

Customers per employee

10.1%

R1,279

R1,422

Capex per customer

28.1%

20.2 million

15.8 million

Total customers

H1 2007

%
change

H1 2006

Gross connections: 4.9 million prepaid and 320 thousand contract customers

Increase in prepaid churn to 47.7% due to 2.4 million additional prepaid SIM card deletions

%
2005
2006
H1 2007

Customers (million)
10.2
12.8
23.0
10.2
19.2
33.1
14.0
20.2
34.2
2005
2006
H1 2007
Other operators
Vodacom
Total

South Africa market estimated at 48 million by 2012

Vodacom strategically placed for
continued market leadership

Lowest cost operator

Extensive distribution

Strong brand

Strong focus on South African market

South Africa market share

Impressive mobile market growth

Thousand
2,681
3,499
4,181
4,959
5,308
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007

Thousand
12,838
19,162
20,201
2005
2006
H1 2007

South Africa operational indicators

Gross connections up
27.0% year on year to a record
high of 5.3 million customers

Customers up 28.1% year on
year to 20.2 million

Total traffic increased
by 20.9% year on year to
9.7 billion minutes

South Africa gross connections

South Africa customer base

Rand
624
572
528
163
139
124
78
69
61
2005
2006
H1 2007
Contract
Total
Prepaid

South Africa ARPU

Contract ARPU decreased
10.2% year on year to R528

Prepaid ARPU decreased
14.1% year on year to R61

Total ARPU decreased
15.6% year on year to R124

Lower incoming revenue per customer

Lower average usage

Customer mix

South Africa ARPU per month

Thousand
25.3
33.2
47.9
72.6
100.7
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

Thousand
102.4
138.8
351.4
583.2
687.0
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

3G, HSDPA and Vodafone live!

Over 52 thousand increase
in 3G / HSDPA customers to 101
thousand from March 2006

Over 687 thousand Vodafone live! users

Over 23 thousand Mobile TV users

Vodafone live! users

3G / HSDPA customer base

Mobile TV

Convergence of Broadcasting and Telecoms

Access to content very important

MobileTV technologies

3G

MBMS

DVB-H

Trial DVB-H, together with Multichoice

Regulatory and legal

Customer registration

The final act will be ready during 2007. It is likely to depress growth

Mobile number portability

This in itself will exhibit teething difficulties, and may result in a downward pressure on tariffs, albeit temporary

Interconnect rates

These are expected to decrease in the near future

Tanzania
Customer market share 55%
Population 37.4 million, penetration 12.6%

20.3% pts

37.3%

17.0%

Capex as a % of revenue

26.8%

R775 million

R611 million

Revenue

16.5%

R134 million

R115 million

Profit from operations

27.4%

R53

R73

ARPU

24.2%

5,379

4,330

Customers per employee

12.8%

R788

R904

Capex per customer

61.5%

2.6 million

1.6 million

Total customers

H1 2007

%
change

H1 2006

Substantial growth in customers

Roll-out of extensive new coverage

8.3% pts

29.9%

21.6%

Capex as a % of revenue

38.4%

R898 million

R649 million

Revenue

183.0%

R133 million

R47 million

Profit from operations

6.7%

R83

R89

ARPU

90.9%

3,951

2,070

Customers per employee

11.7%

R1,373

R1,555

Capex per customer

64.0%

2.0 million

1.2 million

Total customers

H1 2007

%
change

H1 2006

Penetration increasing 2.7% points

General upswing in economy despite election uncertainties

Democratic Republic of Congo (DRC)
Customer market share 49%
Population 62.7 million, penetration 6.6%

Lesotho
Customer market share 80%
Population 2.0 million, penetration 14.7%

3.9% pts

10.4%

14.3%

Capex as a % of revenue

36.4%

R105 million

R77 million

Revenue

30.8%

R34 million

R26 million

Profit from operations

1.3%

R76

R77

ARPU

43.7%

3,771

2,625

Customers per employee

22.0%

R992

R1,271

Capex per customer

39.2%

238 thousand

171 thousand

Total customers

H1 2007

%
change

H1 2006

Generating profits and increasing customers at a steady pace

Mozambique
Customer market share 33%
Population 19.7 million, penetration 10.7%

58.9% pts

45.2%

104.1%

Capex as a % of revenue

36.0%

R1,207

R1,886

Capex per customer

45.9%

R108 million

R74 million

Revenue

>200.0%

(R138 million)

(R25 million)

Loss from operations

34.1%

R27

R41

ARPU

142.5%

5,507

2,271

Customers per employee

106.5%

694 thousand

336 thousand

Total customers

H1 2007

%
change

H1 2006

Competitive network coverage and quality

Significant growth in customers

Loss from operations includes an impairment of R38.2 million in H1 2007, compared to an impairment reversal of R68.4 million in H1 2006

Way forward

Consolidate control and further improve level of customer care and quality of service in existing operations

Aggressively drive our presence in the data market to both increase revenues and to create greater overall customer loyalty

Expand our business into new, but related markets, in countries where we have existing operations, once more, in order to both increase revenues and to create greater overall customer loyalty

Search for financially sensible new geographic opportunities in Africa, excluding
Egypt and Kenya

Secure strategic and broad based BEE equity partners, working closely with the DTI in what may well be one of the largest BEE equity transactions in South Africa

Financial review

Leon Crouse

Chief Financial Officer

Group income statements
Extracts for the six months ended September 30,

148.8%

187

(383)

20

Net finance income / (costs)

(155.9%)

(38)

68

(237)

Impairment

30.5%

3,114

2,387

1,446

Net profit

(27.5%)

(1,855)

(1,455)

(1,108)

Taxation

(21.4%)

(12,888)

(10,612)

(9,042)

Operating expenses excluding depreciation,
amortisation and impairment

18.2%

6,578

5,563

4,189

EBITDA

(12.0%)

(1,575)

(1,406)

(1,418)

Depreciation and amortisation

17.5%

4,965

4,225

2,534

Profit from operations

n/a

(183)

-

-

Option fair value adjustment

29.3%

4,969

3,842

2,554

Profit before tax

20.3%

19,466

16,175

13,231

Revenue

H1 2006

%
change

H1 2007

H1 2005

R million

Effective tax rate 37.3% vs. 37.9% prior year

Group revenue
By country

38.4%

898

649

594

DRC

19.1%

17,580

14,764

12,057

South Africa

20.3%

19,466

16,175

13,231

45.9%

108

74

43

Mozambique

36.4%

105

77

65

Lesotho

26.8%

775

611

472

Tanzania

H1 2006

%
change

H1 2007

H1 2005

R million

Revenue driven by strong customer growth

Other African operations contributed 9.7% (H1 2006: 8.7%)

Group revenue
Revenue composition

14.4%

555

485

436

International airtime

21.0%

2,312

1,910

1,318

Equipment sales

16.9%

3,723

3,186

2,940

Interconnection

  18.1%

11,313

9,581

7,823

Airtime, connection and access

20.3%

19,466

16,175

13,231

n/a

120

120

128

Other sales and services

61.6%

1,443

893

586

Data revenue

H1 2006

%
change

H1 2007

H1 2005

R million

3.0%
0.8%
11.8%
19.7%
59.2%
5.5%
2.9%
0.6%
11.9%
19.1%
58.1%
7.4%
Airtime, connection and access
Data revenue
Interconnection
Equipment sales
International airtime
Other sales and services

Group revenue
By revenue type

Revenue analysis – H1 2007

R19,466 million

Revenue analysis – H1 2006

R16,175 million

Airtime contribution down 1.1% points; revenue up 18.1% to R11.3 billion

Interconnect contribution down 0.6% points; revenue up 16.9% to R3.7 billion

Net interconnect revenue up 6.1% to R1.1 billion

Data contribution up 1.9% points; revenue up 61.6% to R1.4 billion

3.4%
0.8%
22.3%
6.3%
67.2%
3.2%
0.7%
21.7%
8.4%
66.0%
Airtime, connection and access
Data revenue
Interconnection
International airtime
Other sales and services

Group revenue (excluding equipment sales)
By revenue type

Revenue analysis – H1 2007

R17,154 million (excluding equipment sales)

Revenue analysis – H1 2006

R14,265 million (excluding equipment sales)

Airtime contribution down 1.2% points; revenue up 18.1% to R11.3 billion

Interconnect contribution down 0.6% points; revenue up 16.9% to R3.7 billion

Data contribution up 2.1% points; revenue up 61.6% to R1.4 billion

R million
1,347
821
542
35
9
50
22
65
31
H1 2005
H1 2006
H1 2007
South Africa
Tanzania
Other

Data revenue growth
By country

South Africa data revenue up 64.1%, due to availability of handsets and new technologies (3G, HSDPA, Vodafone live!, BlackBerry®, Mobile TV)

Tanzania data revenue up 30.0% due to customer growth and increased data spend by customers

64.1%

year on
year

30.0%

year on
year

40.9%

year on
year

6,578
6,246
5,401
5,563
4,189
R million
2005
2006
H1 2007
H1
H2

44.8
39.0
35.3
34.2
33.7
31.5
30.7
26.3
%
South Africa
Tanzania
DRC
Lesotho
H1 2006
H1 2007

EBITDA and margin analysis

EBITDA margin by country

EBITDA performance

Increased 18.2% year on year to R6.6 billion

EBITDA margin decreased 0.6% points year on
year to 33.8%

EBITDA margin 39.2%, down 0.5% points, when
excluding cellular phone and equipment sales

South Africa EBITDA

Increased 15.2% year on year to R6.0 billion

EBITDA margin decreased 1.1% points year on
year to 34.2%

Improved EBITDA for other African
operations

Increased 47.7% year on year to R0.5 billion

Contributed 7.8% of total vs. 6.2% for the same
period in the previous financial year

Mozambique EBITDA is negative R56.0 million

EBITDA

7.7%
8.0%
11.2%
55.0%
18.1%
7.5%
7.4%
11.1%
55.6%
18.4%
Direct network operating costs
Payments to other operators
Depreciation, amortisation and impairment
Staff expenses
Other

Group operating expenses
Up by 21.3%

Operating expense analysis – H1 2007

R14,500 million

Operating expense analysis – H1 2006

R11,950 million

Direct network operating cost contribution up by 0.6% points; costs up 22.4% to R8.0 billion

Payments to other operators contribution up 0.3% points; costs up 23.4% to R2.7 billion

Depreciation, amortisation and impairment contribution down 0.1% points; costs up 20.6% to
R1.6 billion. Net impairment of R38.2 million vs. impairment reversal of R68.4 million

R million
10,696
10,141
11,950
13,227
14,500
2005
2006
H1 2007
H1
H2

%
80.8
72.0
73.9
74.0
74.5
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007

Group operating expenses

Operating expenses increased 21.3% year
on year to R14.5 billion

Expenses, excluding depreciation,
amortisation and impairment up 21.4%

Depreciation, amortisation and impairment
Increased with 20.6% year on year to R1.6 billion

(Impairment impact 8.6% points)

Staff expenses

Increased 13.2% to R1.1 billion

Total headcount increased by 1.3% to 5,499

Operating expenses

Operating expenses as a
percentage of revenue

Group profit from operations
By country

183.0%

133

47

7

DRC

>200.0%

57

2

33

Holding companies

16.5%

134

115

72

Tanzania

0.6% pts

25.5%

26.1%

19.2%

Profit from operations margin (%)

17.5%

4,965

4,225

2,534

(>200.0%)

(138)

(25)

(341)

Mozambique

30.8%

34

26

9

Lesotho

16.9%

4,745

4,060

2,754

South Africa

H1 2006

%
change

H1 2007

H1 2005

R million

Customer growth of 34.7% to 25.8 million

Revenue growth of 20.3% vs. operating expenses growth of 21.3%

Tanzania profit growth in local currency was 23.8%

R million
2,534
3,944
4,225
4,641
4,965
2005
2006
H1 2007
H1
H2

%
19.2
28.0
26.1
26.0
25.5
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007

Profit from operations and margin

Profit growth of 17.5% year on year to        R5.0 billion

South Africa (16.9% year on year growth to
R4.7 billion)

Customer growth of 28.1%

Profit margin decreased to 27.0% (H1 2006: 27.5%)

Tanzania (16.5% year on year growth to R134 million)

Customer growth of 61.5%

Profit margin decreased to 17.3% (H1 2006: 18.8%)

DRC (183.0% year on year growth to R133 million)

Customer growth of 64.0%

Profit margin increased to 14.8% (H1 2006: 7.2%)

Lesotho (30.8% year on year growth to R34 million)

Customer growth of 39.2%

Profit margin decreased to 32.4% (H1 2006: 33.8%)

Mozambique

Customer growth of 106.5%

Loss from operations increased from R25 million to R138
million

Profit from operations margin

Profit from operations

2,312
1,910
2,076
1,318
1,369
R million
2005
2006
H1 2007
H1
H2

1,028
1,025
977
977
1,026
R million
2005
2006
H1 2007
H1
H2

Factors affecting trends and margins

Low margin equipment sales

22.2% year on year increase in equipment
sale volumes to 2.2 million units

South Africa net interconnect
increased 5.0% year on year to
R1.0 billion

Margin dropped by 3.4% pts to 32.1%

Gross South Africa customer
connections of 5.3 million

Prepaid customer connections of 4.9 million;
an increase of 27.5% year on year

Contract customer connections of 0.3 million;
an increase of 2.6% year on year

Gross other African customer
connections of 2.0 million, an
increase of 76.2% year on year

Equipment sales revenue

South Africa net interconnect

21.0%
year on
year

5.0%
year on
year

Minutes (million)
6,735
7,483
8,038
9,028
9,721
2005
2006
H1 2007
H1
H2

Factors affecting trends and margins (continued)

South Africa traffic mix

Outgoing traffic increased 22.7% year on year to 6.5
billion minutes

Incoming traffic increased 17.5% year on year to 3.2
billion minutes

Mobile to mobile traffic increased 26.6% to
7.9 billion minutes

Mobile / fixed traffic increased 1.3% to
1.8 billion minutes

On-net traffic increased by 28.4% to 3.9 billion minutes

Peak for off-peak substitution

Peak outgoing voice traffic decreased by 8.0% year on
year to 2.6 billion minutes

Off-peak outgoing voice traffic increased by 24.3% year
on year to 3.1 billion minutes

Happy hour voice traffic of 0.8 billion minutes

South Africa total traffic

20.9%
year on
year

•

(3.2%)
(12.4%)
(15.6%)
ARPU
Impact of customer mix on ARPU
Average revenue

•

0.9%
(10.2%)
(11.1%)
ARPU
Impact of customer mix on ARPU
Average revenue

South Africa ARPU per month
Customer mix impact on total and contract ARPU

Total ARPU decreased by
15.6% year on year from
R147 to R124 per month

South Africa total ARPU per month

South Africa contract ARPU per month

Contract ARPU decreased by
10.2% year on year from
R588 to R528 per month

%
12.6
12.8
15.1
16.1
2004
2005
2006
H1 2007

%
14.5
14.2
17.0
37.3
21.6
29.9
14.3
10.4
South Africa
Tanzania
DRC
Lesotho
H1 2006
H1 2007

Consolidated gross capex as a % of
revenue increased to 16.1% from
15.3% for the same period in the
previous financial year

Investment in new technologies

Increased capacity

Mozambique’s capex as a % of revenue

decreased to 45.2% (H1 2006: 104.1%)

Consolidated customers per
employee at 4,683 increased 32.9%
year on year based on 5,499
employees

Productivity measures

Gross capex additions as a % of revenue

Gross capex additions as a % of revenue

4.2%
5.7%
3.1%
0.5%
86.5%
9.2%
8.6%
1.6%
1.5%
79.1%
South Africa
Tanzania
DRC
Mozambique
Lesotho and holding companies

Capex additions and composition
Including software

Capex gross additions – H1 2007
R3,142 million

Capex gross additions – H1 2006
R2,475 million

Capex as a % of revenue at 16.1% vs. prior year of 15.3%

South Africa capex gross additions increased 16.2% to R2.5 billion

Other African capex additions increased 85.8% to R0.6 billion

R million
6,163
6,168
5,454
4,922
3,849
2005
2006
H1 2007
H1
H2

R million
3,055
2,166
1,045
826
837
2005
2006
H1 2007
H1
H2

Cash

Cash generated from operations
increased 10.8% to R5.5 billion
year on year

Free cash flow decreased
19.9% to R0.8 billion:

Increase in capex spend of R0.4 billion
(18.1%) to R2.6 billion

Increase in tax paid R0.3 billion
(18.4%) to R1.8 billion

Cash generated from operations

Free cash flow

Net debt maturity profile

6,018

3,873

Gross debt

3,431

1,128

Bank overdrafts

1,421

1,688

-

-

-

1,381

-

307

DRC

3,006

(867)

2,745

3

281

773

Total
2006

2,587

98

164

115

1,550

253

565

Debt excluding bank overdrafts

(4,803)

Bank and cash balances

1

-

168

2009

1

118

134

2008

1

-

114

2010

-

163

95

2007

4

-

-

Lesotho

1,215

Net debt

326

-

-

Tanzania

836

98

164

South Africa – finance leases

Total

2005

>2012

2011

R million
September 30,

Dividend of R2.5 billion paid on October 4, 2006

Acquisitions of minorities in Smartphone SP (Pty) Ltd and Cointel VAS (Pty) Ltd as
well as the customer base of Smartcom (Pty) Ltd will be settled by December 2006

30.1%
69.9%
48.5%
51.5%
Foreign denominated
Rand denominated

Debt composition

Gross debt composition
including bank overdrafts – H1 2007

R3,873 million

Gross debt composition
including bank overdrafts – H1 2006

R6,018 million

Net debt to equity ratio excluding dividends and STC on dividends payable: 37.5% (H1 2006: 15.6%)

Net debt to equity ratio including dividends and STC on dividends payable: 72.6% (H1 2006: 40.1%)

Foreign denominated ring-fenced of R163 million; and foreign denominated not ring-fenced of
R1,832 million

R million
1,500
600
1,800
1,600
2,800
1,700
2,500
2004
2005
2006
H1 2007
Interim dividend
Final dividend

Shareholder distributions
Excluding interest on shareholders’ loans

The level of future dividend payments is dependent on the extent of investment activities

Questions?

Group balance sheets
Extracts as at

(2.5%)

13,513

13,860

14,481

Current liabilities

7.3%

26,586

24,768

25,357

Total equity and liabilities

65.7%

3,705

2,236

2,140

Non-current liabilities

8.0%

9,368

8,672

8,736

EQUITY AND LIABILITIES

Equity

7.3%

26,586

24,768

25,357

Total assets

(7.2%)

8,062

8,689

10,173

Current assets

15.2%

18,524

16,079

15,184

ASSETS

Non-current assets

March
2006

%
change

  H1 2007

H1 2006

R million

Group cash flow statements
Extracts for the six months ended September 30,

(119.0%)

(261)

1,372

755

Cash and cash equivalents at the
end of the period

>200.0%

90

(12)

(46)

Effect of foreign exchange rate changes

(19.0%)

1,760

2,173

1,598

Cash and cash equivalents at the
beginning of the year

(167.6%)

(2,111)

(789)

(797)

Net decrease in cash and cash
equivalents

(>200.0%)

(112)

(35)

(122)

Net cash flows utilised in
financing activities

(18.6%)

(2,646)

(2,231)

(1,641)

Net cash flows utilised in investing
activities

(56.2%)

647

1,477

966

Net cash flows from operating activities

10.8%

5,454

4,922

3,849

Cash generated from operations

  H1 2006

%
change

H1 2007

H1 2005

R million

Disclaimer

This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the
Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and / or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in any way derogating from the generality of the foregoing, it should be noted that:

Many of the statements included in this presentation are forward-looking statements that involve risks and / or uncertainties and caution must be exercised in placing any reliance on these statements.
Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in its expectations.

Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and / or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this presentation.